EXHIBIT 21.1

Subsidiaries of the Registrant

1.	GSL Healthcare, Inc., a Nevada corporation
2.	Applied Biopharma LLC, a Nevada limited liability company
3.	Agentix Australia Pty Ltd, a proprietary limited company formed under the laws of Australia